SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities

526253109

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]        Rule 13d-1(b)

[   ]        Rule 13d-1(c)

[   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages
CUSIP NO. 526253109                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lenox Savings Bank Employee Stock Ownership Plan

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Ohio
--------------------------------------------------------------------------------

                5            SOLE VOTING POWER
  NUMBER OF
   SHARES                    17,067
BENEFICIALLY    ----------------------------------------------------------------
   OWNED        6            SHARED VOTING POWER
  BY EACH
 REPORTING                   15,350
PERSON WITH     ----------------------------------------------------------------
                7            SOLE DISPOSITIVE POWER

                             0
                ----------------------------------------------------------------
                8            SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,417
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      EP
--------------------------------------------------------------------------------

Page 3 of 6 Pages

Item 1(a)	Name of Issuer: Lenox Bancorp, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office: 4730 Montgomery Road Norwood, Ohio 45212

Item 2(a)	Name of Person Filing: Lenox Savings Bank Employee Stock Ownership Plan Trustee: First Bankers Trust, N.A. 1201 Broadway Quincy, Illinois 62301

Item 2(b)	Address of Principal Business Office: 4730 Montgomery Road Norwood, Ohio 45212

Item 2(c)	Citizenship: Ohio chartered stock savings institution’s employee stock benefit plan organized in Ohio.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number: 526253109

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (e), check whether the Person Filing is: (f) X Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4

Ownership:
ESOP Trustee has the sole power to vote or direct the vote of 17,067 shares and shares voting power over 15,350 shares. The ESOP Committee has the sole power to direct the disposition of the shares reflected in this filing. The members of the ESOP Committee, and their respective beneficial interests in Lenox securities, are set forth on attached Exhibit A.

According to its Form 10-Q for the quarter ended September 30, 2001, Lenox had 353,528 shares of its Common Stock outstanding as of November 14, 2001. Accordingly, the ESOP is deemed to beneficially own 9.2% of the outstanding Common Stock of Lenox.

Item 5	Ownership of Five Percent or Less of Class: N/A

Page 4 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10

Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, as ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.

2/13/02 Date /s/Linda Schultz Signature Linda Schultz, of First Bankers Trust Company, N.A. Name/Title

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, as a Member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.

2/11/02 Date /s/Gail R. Behymer Signature Gail R. Behymer Name/Title
2/11/02 Date /s/Guy E. Napier Signature Guy E. Napier Name/Title
2/9/02 Date /s/M. Jane Schank Signature M. Jane Schank Name/Title

Page 6 of 6 Pages

EXHIBIT A

        Shares of common stock of Lenox Bancorp, Inc. are held in trust for the benefit of participating employees by the ESOP Trustee. Pursuant to the terms of the ESOP, the ESOP Trustee has the ability, subject to its fiduciary duties, to vote shares allocated to participant accounts as directed by participants as well as unallocated shares for which no voting instructions are received in the same proportion as shares for which the ESOP Trustee has received voting instructions from participants.

        The terms of the ESOP provide also that the ESOP Committee, of which Ms. Schank, Mr. Behymer and Mr. Napier have been members since August 22, 2001, has the exclusive responsibility and authority with respect to the ESOP’s holdings of Lenox stock and shall direct the Trustee in all respects regarding the purchase, retention, sale, exchange and pledge of Lenox stock held by the ESOP.

Members of the ESOP Committee and their Beneficial Ownership of Shares of the Issuer

        The following sets forth a list of the members of the ESOP Committee and their beneficial ownership of shares of the issuer exclusive of membership on the ESOP Committee:

Name Gail R. Behymer Guy E. Napier M. Jane Schank	Beneficial Ownership(1) 19,341(2) 24,500(3) 15,000(4)	Beneficial Ownership as Plan Participant 0 0 0

(1)	The ESOP Committee disclaims beneficial ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee.
(2)

Includes 6,020 shares issuable upon the exercise of options exercisable of options exercisable within 60 days and stock awards for 426 shares, 340 shares of which Mr. Behymer has voting and dispositive power and 86 shares of which Mr. Behymer has voting power only.

(3)	Includes 5,000 shares issuable upon the exercise of options exercisable within 60 days.
(4)	Includes restricted stock awards for 10,000 shares of Lenox Common Stock.

ESOP Trustee and Beneficial Ownership of Shares of the Issuer

Name First Bankers Trust Company, N.A.	Beneficial Ownership(1) 0	Beneficial Ownership as Plan Participant 0